

July 22, 2024

Fellow Stockholders,

AREX Capital Management, LP (together with its affiliates, "AREX" or "we") is the beneficial owner of approximately 4.9% of the outstanding common shares of Enhabit, Inc. ("Enhabit" or the "Company"). We have been an Enhabit stockholder since the day it became publicly traded, and we believe that the Company has immense potential—which could be realized if it had the right board of directors. As a firm, AREX rarely resorts to running proxy contests. However, with respect to Enhabit, we simply could not stand by any longer and watch the current board of directors (the "Board"), which lacks essential industry-specific experience, preside over significant financial and operational underperformance and destruction of stockholder value.

Our solution starts with the election of AREX's seven nominees (the "AREX Slate"), who collectively possess deep home health and hospice industry experience, to Enhabit's nine-person Board. We assembled the AREX Slate thoughtfully and carefully—in fact, every member of the AREX Slate was chosen to address specific and critical deficiencies in the current Board's mix of skills that have been exposed over the past two years.

Throughout this campaign, we have provided our fellow stockholders with facts demonstrating the Board's failures and the Company's missteps that have led to significant value destruction since Enhabit's spin-off. In our view, the urgency of the need for change at Enhabit is a function of both its unrealized potential and the risk associated with the status quo. A truly refreshed Board with the right mix of skills can help deliver meaningful improvements and value creation at Enhabit. Conversely, given the Company's elevated leverage profile, ongoing operational underperformance risks material additional value destruction for stockholders.

We are proud to have won the support of two leading proxy advisory firms, who have acknowledged the Board's failure to appropriately oversee Enhabit and its management team. Conclusively, proxy advisors Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co. ("Glass Lewis") recommended stockholders support meaningful change in the current Board's composition by electing three members of the AREX Slate. We remain open to a negotiated resolution that would benefit all stockholders, and in our most recent outreach to the Company on July 19th, we again attempted to engage constructively with the objective of reaching a settlement. However, the current Board seems intent on ignoring what is in the best interest of stockholders and on seeking to further entrench itself.

Your vote in support of the AREX Slate at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") is an opportunity to address the deficiencies of the current Board and ignite change _now_ to create long-term value for all stockholders.

Stockholders Have Endured Significant Underperformance During the Board's Tenure

As ISS confirmed in its report, "There is no question of [Enhabit's] underperformance since the spin-off."[1] And as shown below, Enhabit's stockholders have consistently endured significant total stockholder return ("TSR") underperformance, particularly relative to the Company's direct peers.

Total Stockholder Return

	Enhabit	ISS Direct Peers [(1)]	SPSIHP [(2)]	Russell 2000
Since Spin-Off [(3)]	(58.7%)	47.4%	14.6%	31.8%
Since Cruiser Settlement [(4)]	(29.2%)	62.9%	9.9%	25.7%
One-Year	(29.7%)	62.2%	(1.2%)	11.7%
2024 YTD	(8.3%)	28.2%	5.5%	8.6%
Since Go-Forward Strategic Plan [(5)]	3.3%	12.9%	1.9%	8.0%

Source: Bloomberg.
Note: All total stockholder returns through July 19, 2024.
(1) ISS measured Enhabit's total stockholder return against the median of four direct peers: ADUS, AMED, AVAH, and PNTG.
(2) The S&P Health Care Services Select Industry Index is the benchmark referenced in Enhabit's annual report.
(3) Reflects total stockholder return from June 30, 2022, as Enhabit's spin-off was completed on July 1, 2022.
(4) Reflects total stockholder return from March 29, 2023, as Enhabit announced a settlement with Cruiser Capital and Harbour Point Capital on the morning of March 30, 2023.
(5) Reflects total stockholder return from June 7, 2024, as Enhabit announced its "Go-Forward Strategic Plan" on the morning of June 10, 2024.

The Company has offered a variety of excuses for this underperformance, all of which fall apart under scrutiny:

- **Enhabit's underperformance cannot be attributed to industry headwinds**, as direct peers competing in the same industries have produced far better operating results over the past two years, which has been reflected in their superior stockholder returns.
- **Enhabit's underperformance cannot be attributed to becoming an independent company**, as it always operated as a standalone business within its former parent, with a separate headquarters in Dallas and a reputation as "the industry leader in home health and hospice" before its spin-off.[2]
- **Enhabit's underperformance cannot be attributed to its status as a new spin-off,** as its TSR ranks significantly below the median TSR of the 14 U.S. spin-offs completed in 2022, both over the past year and since each company's respective spin-off date.[3]

In fact, Enhabit's underperformance is attributable to repeated management missteps and a Board that lacked the industry-specific knowledge to ask them probing questions, to help them refine their strategies, or to hold them accountable for poor performance.

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[1] ISS report from July 11, 2024. Permission to quote neither sought nor obtained.
[2] See Encompass Health press release from April 26, 2021, available here.
[3] Enhabit's one-year TSR through July 19, 2024, is (29.7%) compared with a median TSR of 37.7% for the 14 U.S. spin-offs completed in 2022. Since each company's respective spin-off, Enhabit's TSR of (58.7%) trails significantly behind the group median of 39.2%. The 14 U.S. spin-offs completed in 2022 according to The Edge Spinoff Report research are as follows: BAM, BHVN, CEH, EHAB, EMBC, ESAB, FG, FIP, MBC, OABI, RXO, WBD, XPER, and ZIMV.

Enhabit Has a History of Making Excuses and Empty Promises

Enhabit has repeatedly given guidance it couldn't meet and made promises it couldn't keep. Even today, the Company continues to blame external factors for its challenges and refuses to take responsibility for its poor results. And while we are pleased that the Company's most recent quarters have shown a degree of "stabilization," we feel that stockholders should not mistake bottomed-out results for progress.

Consider the following critical operational objectives that have been _omitted_ from the Company's recent communications:

- If Enhabit's payor innovation strategy were allowing it to recapture some of the home health fee-for-service Medicare ("FFS") market share that it has lost, the Company surely would have provided evidence of that. **It has not.**
- If Enhabit's initiatives to improve admissions after 12 straight quarters of negative _same-branch_ admissions growth were working, the Company surely would have provided evidence of that. **It has not.**
- If Enhabit had instituted a meaningful cost-saving initiative, the Company surely would have provided evidence of that. **It has not.**

As we have repeatedly shown, stockholders have heard many optimistic promises from Enhabit over the past two years. Time and again, the Company's results have failed to live up to its promises.

Enhabit Has Made Misleading and False Claims Throughout This Proxy Contest

During this process, Enhabit has repeatedly made misleading or outright false statements—the most egregious examples are below.

Enhabit's Claim	The Facts
"In 2022, enrollment in Medicare Advantage unexpectedly accelerated, putting Enhabit at a disadvantage."[4]	• When AREX conclusively demonstrated that Medicare Advantage enrollment had _decelerated_ in 2022, the Company claimed that what it really meant was that long-term "expectations for growth in enrollment accelerated" in late 2022, which still does not explain why—if these were known headwinds—the Company set and reiterated (as late as May 2023) guidance that it would have to drastically lower just three months later.[5]

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[4] Slide 22 of Enhabit's July 1, 2024, investor presentation.
[5] Slide 5 of Enhabit's July 8, 2024, investor presentation supplement.

	• **A Board with home health industry experience would have challenged management's excuses for the Company's lost FFS market share and would have pushed management to refine their strategy to deliver better results.**
"In Q3 2023, we completed implementation of a new [case management] staffing model [for hospice], which enhanced our staffing capacity and improved our recruitment and retention capabilities."[6]	• **This is revisionist history intended to excuse Enhabit's lack of progress.** CEO Barb Jacobsmeyer first stated on February 15, 2023, that "the rollout of the new case management model happened in [the] fourth quarter [of 2022]."[7] • **A Board with hospice industry experience would have challenged management's excuses for the Company's lack of same-branch admissions growth and pushed management to refine their strategy to deliver better results.**
"Furthermore, Enhabit's home office G&A as a percentage of revenue is at approximately 10%, which is ahead of our closest public peer, Amedisys, at approximately 11%. Notably, Enhabit achieved this level of efficiency while also being less than half the size of Amedisys."[8]	• After AREX demonstrated that the Company was comparing its adjusted overhead to the unadjusted overhead of Amedisys, Inc. (NASDAQ: AMED) ("Amedisys"), Enhabit dropped this argument and simply insisted without support that AREX has a "deep misunderstanding of our operations and business."[9] • **This gaffe is not simply disingenuous— it suggests that the Board has never requested a serious benchmarking analysis around Enhabit's corporate overhead.**

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[6] Enhabit's June 24, 2024, press release.
[7] Comments made by CEO Barb Jacobsmeyer on the Company's 4Q 2022 earnings call on February 15, 2023.
[8] Enhabit's June 24, 2024, press release.
[9] Enhabit's July 8, 2024, press release.

"The Finance and Audit Committee provide consistent oversight by reviewing debt and leverage at every meeting and report to the Board as needed."[10]	• Enhabit first amended the leverage covenants under its Credit Facility on June 27, 2023. Three months later, the Company was forced to seek a limited waiver of its leverage covenants. • **The Board is directly responsible for not instructing management to set the Company's covenants in an appropriately conservative manner.**
"AREX's slate recruitment appears to prioritize putting forth nominees who can claim nexus to the Home Health and Hospice industry, including for short periods of time and with low levels of management authority."[11]	• Glass Lewis noted in its report that the six non-AREX members of the AREX Slate "hold or have held top leadership roles at companies in the home health and hospice care industries."[12] • A sell-side research report which the Company itself cited complimented the AREX Slate for its "deep and longstanding experience within the HH/Hospice and related healthcare industries."[13]
"[Dr. Gregory S. Sheff is] currently providing services to Vistria Group, which has funded an Enhabit competitor [VitalCaring] and is a defendant in ongoing litigation brought by Enhabit."[14]	• **This is false.** As disclosed in AREX's definitive proxy statement, Dr. Sheff is an advisor to, and fractional Chief Medical Officer of, Medalogix and tango, two portfolio companies of the Vistria Group. He does not provide, nor has he ever provided, any services to Vistria itself. He does not have an investment in any Vistria fund, nor does he have any relationship with VitalCaring.
"As CEO of HealthPRO Heritage, [Maxine Hochhauser] leads a company that competes with Enhabit in the assisted living setting and certain markets."[15]	• **This is false.** HealthPRO Heritage does not directly operate home health or hospice agencies, nor does it hold licenses to do so.

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[10] Slide 4 of Enhabit's July 8, 2024, investor presentation supplement.

[11] Enhabit's July 1, 2024, press release.

[12] Glass Lewis report from July 18, 2024. Permission to quote neither sought nor obtained.

[13] Oppenheimer research note, May 9, 2024, which was cited on slide 31 of Enhabit's July 1, 2024, investor presentation. Permission to quote neither sought nor obtained.

[14] Slide 49 of Enhabit's July 1, 2024, investor presentation.

[15] Ibid.

"For AREX, it appears 'collaboration' means handing over control of the Board."[16]	• **This is false.** During our meeting with two current Enhabit directors on June 25th, we indicated that we would be open to a settlement involving three members of the AREX Slate joining the Board. • On July 19th, AREX again proposed a settlement in which three members of the AREX Slate would join the Board, consistent with recommendations from two leading proxy advisory firms.

The AREX Slate is Best Positioned to Deliver the Change that Enhabit Urgently Needs

Enhabit's consistent financial and operational underperformance has been undeniable, and we believe that the current Board has clearly failed to effectively oversee management—a failure that has been driven by a lack of industry-specific expertise.

The candidates on the AREX Slate, who have more than 40 years of cumulative experience in the home health and hospice industries, possess the needed skills and industry-specific expertise to help address Enhabit's ongoing challenges, to effectively guide and support management, and to help create long-term stockholder value.

Identified Problem	Our Solution
The Board and management both lack home health industry experience.	• **Dr. Gregory S. Sheff** has a proven track record of large-scale home health operational and clinical leadership.
The Board and management both lack hospice industry experience.	• **Anna-Gene O'Neal** has a strong history of growing hospice revenue and market share while improving the quality of patient care.
Despite profit shortfalls that forced the Company to seek covenant amendments, the Board has apparently never directed management to reduce corporate overhead.	• **Maxine Hochhauser** has successfully led transformations at large-scale home-based healthcare organizations and possesses an extensive record of driving process improvements and reducing costs at both the branch and corporate levels.

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[16] Slide 3 of Enhabit's July 8, 2024, investor presentation supplement.

Enhabit's finance organization has performed poorly in various areas such as financial reporting, covenant management, forward earnings guidance, and investor communications.	• **Mark W. Ohlendorf** served as CFO of a publicly traded senior housing company with ancillary home health and hospice businesses for nearly a decade.
The Board's payor industry experience is too tangential to be relevant to the home health industry.	• **Juan Vallarino** was a senior executive at the largest hospital system in the U.S. where he was responsible for negotiating against many of the same payors that Enhabit deals with today. Moreover, he served as CEO of a post-acute convener which acts as an intermediary between payors and home health providers.
The Board lacks human capital management experience relevant to the home health and hospice industries.	• **Megan Ambers** is a proven human resources leader with an acute understanding of the stark differences between human capital management in healthcare and financial services. • Additionally, we have serious concerns about Susan La Monica's addition to the Board in 2022 as we note that she is the long-time Chief Human Resources Officer of Citizens Financial Group, Inc. (NYSE: CFG) where the Board's outgoing Chair, Leo I. Higdon, Jr., was a director from 2014–2022 and chair of the Compensation & Human Resources Committee from 2019–2022.
The presence of legacy Encompass directors has not benefitted Enhabit's stockholders.	• **James T. Corcoran** is a direct stockholder representative and brings corporate governance expertise and public board experience. • While Charles M. Elson, the sole continuing legacy director, is a noted corporate governance authority, ISS commented that Enhabit's "TSR and operational performance raise questions as to how effectively [the legacy Encompass directors] performed their duties."[17]

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[17] ISS report from July 11, 2024. Permission to quote neither sought nor obtained.

AREX Capital Management, LP

	• Moreover, Glass Lewis _recommended that Mr. Elson be replaced_ due to his chairing the finance committee, which "bear[s] the greatest responsibility for the decision that…arguably contributed to a substantial negative impact on the Company's share price," during Enhabit's mismanagement of both obtaining and disclosing its limited waiver in 2023.[18]

The Choice is Clear

Enhabit has immense potential given its high quality of care, scale, and strong competitive positioning in the secularly growing home health and hospice industries. Reflecting this potential, the AREX Slate has developed a comprehensive and credible plan that we believe can improve Enhabit's EBITDA by at least 50%.

What the AREX Slate offers stands in stark contrast to the current Board, which has presided over two years of broken promises, declining expectations, and repeated excuses, with no accountability for poor performance—and this is what stockholders can continue to expect if the status quo persists.

We urge stockholders to vote for all seven members of the AREX Slate on the WHITE Proxy Card at the upcoming Annual Meeting. We believe this will ensure that Enhabit has a Board with the right experience and skills to effectively oversee and support management and to help Enhabit realize its full potential, which should lead to significant value creation for all stockholders.

Thank you for your support,





Andrew Rechtschaffen
Managing Partner

James T. Corcoran
Partner

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[18] Glass Lewis report from July 18, 2024. Permission to quote neither sought nor obtained.